PROSPECTUS
                                  73,112 Shares

                           Ethan Allen Interiors Inc.

                                  Common Stock
                            par value $0.01 per share
                                -----------------

         The 73,112 shares (the "Shares") of common stock, par value $0.01 (the "Common Stock"), of Ethan Allen Interiors Inc. (the "Company") offered hereby are being offered by the selling stockholders named herein (the "Selling Stockholders") or by any charitable remainder trust(s) established by any of the Selling Stockholders and to which such Selling Stockholders transferred all or a portion of the Shares. The Selling Stockholders received the Shares in connection with the liquidation of Carriage House Interiors of Colorado, Inc., a Colorado corporation ("Carriage House"). The Company issued the Shares to Carriage House in consideration for the acquisition (the "Acquisition"), by a wholly-owned subsidiary of the Company, of the assets of Carriage House. See "Selling Stockholders." The Shares are being sold for the account of the Selling Stockholders, and the Company will not receive any proceeds from the sale of the Shares.

         The Shares may be sold from time to time by the Selling Stockholders. Such sales may be made on the New York Stock Exchange ("NYSE") or other exchanges (if the Common Stock is listed for trading thereon) or otherwise at prices and at terms then prevailing, at prices related to the then current market price or at negotiated prices. The Shares may be sold by any one or more of the following methods: (i) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transactions, (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account, (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers, and (iv) privately negotiated transactions.

         The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         The Common Stock is traded on the NYSE under the trading symbol "ETH." On May 30, 1997, the last reported sale price of the Common Stock on the NYSE was $52.25 per share.

                                -----------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY. IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                -----------------

                  The date of this Prospectus is June 2, 1997.

                                TABLE OF CONTENTS

                               Page                                      Page
Available Information ........   2     Description of Capital Stock....    6
Incorporation by Reference ...   3     Plan of Distribution............   12
The Company ..................   4     Legal Matters...................   13
Use of Proceeds  .............   4     Experts.........................   13
Selling Stockholders..........   5


                              AVAILABLE INFORMATION

         The  Company  is  subject  to  the  informational  requirements  of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy material and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Commission, Public Reference Section, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or from the Commission's worldwide web site at http://www.sec.gov. Such reports, proxy material and other information concerning the Company also may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which one or more of the Company's securities are traded.

         The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act, with respect to the Shares offered hereby. This prospectus ("Prospectus"), which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. The Registration Statement may be inspected without charge by anyone at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon payment of the prescribed fees, or at the Commission's worldwide web site. Statements made in this Prospectus as to the content of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                           INCORPORATION BY REFERENCE

         The following documents filed by the Company with the Commission (File No. 1-11806) pursuant to the Exchange Act are incorporated by reference in this
Prospectus:

         (1) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996, filed with the Commission on September 27, 1996;

         (2) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, filed with the Commission on November 14, 1996;

         (3) The Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996, filed with the Commission on February 13, 1997;

         (4) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed with the Commission on May 15, 1997;

         (5) The description of the Company's Common Stock under the caption "Description of Registrant's Securities to be Registered" included in the Company's Registration Statement on Form 8-A, filed with the Commission on January 23, 1993; and

         (6) The description of the Company's Preferred Stock Purchase Rights under the caption "Description of Registrant's Securities to be Registered" included in the Company's Registration Statement on Form 8-A, filed with the Commission on July 3, 1996.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes any such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the request of such person, a copy of any of the foregoing documents incorporated herein by reference (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Investor Relations, Ethan Allen Interiors Inc., Ethan Allen Drive, Danbury, Connecticut 06813 (telephone: (203) 743-8000).

                                   THE COMPANY

         The Company, through its wholly-owned subsidiary, Ethan Allen Inc. ("Ethan Allen"), is a leading manufacturer and retailer of quality home furnishings, offering a full range of furniture products and accessories. Ethan Allen was founded in 1932 and has sold products since 1937 under the Ethan Allen brand name.

         The Company's operations are classified into two business segments: wholesale and retail home furnishings. The wholesale home furnishings segment is principally involved in the manufacture, sale and distribution of home furnishing products to a network of independently-owned and Ethan Allen-owned stores. The retail home furnishings segment sells home furnishing products through a network of Ethan Allen-owned stores. These products consist of case goods (wood furniture), upholstered products, and home accessories.

         Ethan Allen manufactures and distributes three principal product lines:
(i) case goods (wood furnishings), consisting primarily of bedroom and dining room furniture, wall units and tables, (ii) upholstered products, consisting primarily of sofas, love seats, chairs, recliners and swivel rockers, and (iii) home furnishing accessories, including carpeting and area rugs, lighting products, clocks, wall decor, bedding ensembles, draperies and decorative accessories.

         Ethan Allen's products are sold by a network of 295 Ethan Allen galleries, which exclusively sell Ethan Allen's products. Home Furniture Today (a leading industry publication) published a survey of America's top 100 furniture retailers for 1995, which ranked Ethan Allen's gallery network as the largest furniture retail network in the United States utilizing the gallery retailing concept. As of March 31, 1997, Ethan Allen owned and operated 65 North American galleries and independent dealers owned and operated 230 North American galleries with 11 galleries located abroad. The Company closed 14 smaller under-performing Japanese dealer-owned stores in 1996, and replaced them with three much larger high volume dealer-owned stores in significant markets in and around Tokyo. In the past six years, Ethan Allen has opened over 100 new stores, many of them relocations. Sales to independent dealer-owned stores accounted for approximately 65% of total net sales of the Company in fiscal 1996. As of June 30, 1996, the ten largest independent dealers owned a total of 19 galleries, which accounted for approximately 22% of the total dollar amount of net orders booked in fiscal 1996.

         The Company is a Delaware corporation, incorporated in 1989. The principal executive offices of the Company are located at Ethan Allen Drive, Danbury, Connecticut 06813, and the Company's telephone number is (203) 743-8000.


                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds of the sale of the Shares offered hereby.

                              SELLING STOCKHOLDERS

         The Shares were transferred to the Selling Stockholders in connection with the liquidation of Carriage House. All of the outstanding capital stock of Carriage House was owned by Royce R. Baker and Kathryn M. Baker, co-trustees U/D/T 2/12/87, known as the Royce Baker Family Trust (the "Royce Baker Family Trust"). Certain of the Shares were subsequently transferred to Royce R. Baker and Kathryn M. Baker, as community property, in anticipation of future transfers to charitable remainder trusts. The Company issued the Shares to Carriage House in consideration for the Acquisition. At the closing of the Acquisition, the Company and Carriage House entered into a Registration Rights Agreement (the "Registration Rights Agreement"). The Registration Rights Agreement requires the Company to file with the Commission and use its best efforts to have declared effective a registration statement that would permit the Selling Stockholders to sell their Shares to the public.


                                        Shares Owned                                            Shares Owned
                                    Prior to the Offering                              Upon Completion of the Offering

          Selling                Number of         Percentage      Shares Being          Number of          Percentage
         Stockholder               Shares           of Class          Offered             Shares             of Class

        Royce Baker
        Family Trust               36,612              *              36,612                 0                  *

     Royce R. Baker and
    Kathryn M. Baker, as
    community property **          36,500              *              36,500                 0                  *


*    Does not exceed 1% of the total outstanding shares of Common Stock.
** Also includes any charitable remainder trusts established by Royce R. Baker and Kathryn M. Baker.

                          DESCRIPTION OF CAPITAL STOCK

         The Company's authorized capital stock consists of (a) 35,000,000 shares of Common Stock, par value $.01 per share, (b) 600,000 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), (c) 1,055,000 shares of Preferred Stock, par value $.01 per share, of which 155,010 shares have been designated as Series C Junior Participating Preferred Stock and the remaining 899,990 shares may be designated by the Board of Directors of the Company (the "Board of Directors") with such rights and preferences as they determine (the "Preferred Stock"). On November 18, 1993, the Company redeemed 60,000 shares of Preferred Stock which were designated Series A Convertible Preferred Stock and Series B Convertible Preferred Stock. As of March 31, 1997 the Company had 14,403,804 outstanding shares of Common Stock, no outstanding shares of Class B Common Stock and no outstanding shares of Preferred Stock. As of March 31, 1997, there were 362 holders of record of Common Stock.

Common Stock

         Voting Rights. Each holder of shares of Common Stock is entitled to one vote per share on all matters to be voted on by stockholders.

         Dividend Rights. The holders of Common Stock are entitled to dividends and other distributions if, as and when declared by the Board of Directors out of assets legally available therefor, subject to the rights of any holder of Preferred Stock, restrictions set forth in the Company's senior indebtedness and the restrictions, if any, imposed by other indebtedness outstanding from time to time.

         Other Rights. Upon the liquidation, dissolution or winding up of the Company the holders of shares of Common Stock would be entitled to share pro rata in the distribution of all of the Company's assets remaining available for distribution after satisfaction of all its liabilities and the payment of the liquidation preference of any outstanding Preferred Stock. The holders of Common Stock have no preemptive or other subscription rights to purchase shares of stock of the Company, nor are they entitled to the benefits of any sinking fund provisions. Shares of Common Stock issued in connection with or outstanding prior to this offering are not subject to any further call or assessment.

         Listing; Transfer Agent and Registrar. The Common Stock is listed on the New York Stock Exchange under the symbol "ETH." The transfer agent and registrar for the Common Stock is Harris Trust Company of New York.

Class B Common Stock

         The Class B Common Stock is identical to the Common Stock in all respects except with respect to voting and conversion rights. The holders of Class B Common Stock will have no rights to vote. Each record holder of Class B Common Stock is entitled at its option to convert any or all of such shares into the same number of shares of Common Stock provided that such conversion would not result in such holder and its affiliate directly or indirectly owning, controlling or having the power to vote a greater quantity of Common Stock than such holder and its affiliates are permitted to own, control or have power to vote under applicable laws and regulations. The Class B Common Stock is intended to meet the needs of investors who may be subject to limitations under the Bank Holding Company Act of 1956, as amended, on their ability to hold more than five percent of the voting stock of the Company. The Class B Common Stock was originally created to satisfy the bank regulatory requirements of Chemical Bank (now Chase Manhattan Bank), an investor and the Company's current senior secured lender. Any issuance of shares of Class B Common Stock upon conversion of Common Stock would result in a decrease of an equal number of shares of Common Stock. Accordingly, assuming no additional issuances of shares of Class B Common Stock after the date on which the offering is completed (other than in exchange for shares of Common Stock as described above), the issuance of shares of Class B Common Stock would not increase the total number of shares of Common Stock outstanding on such date. The Class B Common Stock is not listed on any securities exchange nor quoted through the NASDAQ National Market System.

Preferred Stock

         The Board of Directors is authorized, without further shareholder action, to divide any or all shares of the authorized Preferred Stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock or the issuance of rights to purchase such shares may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal. Under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. The Board of Directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized Preferred Stock, unless otherwise required by law.


Preferred Stock Purchase Rights

         On May 20, 1996, the Board of Directors declared a dividend of one preferred stock purchase right ("Right") for each outstanding share of Common Stock. The dividend was payable to stockholders of record at the close of business on July 10, 1996 ("Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of the Company's Series C Junior Participating Preferred Stock ("Series C Preferred Stock") at a purchase price of $125. The terms and conditions of the Rights are contained in a Rights Agreement, dated June 26, 1996, between the Company and Harris Trust and Savings Bank, as Rights Agent.

         Upon issuance, the Rights were not exercisable, certificates for the Rights were not issued and the Rights currently automatically trade with the Common Stock. Until the close of business on the Distribution Date, which will occur on the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, other than the Company, any subsidiary of the Company or any employee benefit plan or employee stock plan of the Company (each, an "Exempt Person"), has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (each, an "Acquiring Person") (the "Stock Acquisition Date") or (ii) the fifteenth business day following the commencement of or public announcement of the intent to commence a tender or exchange offer which, if consummated, would result in the ownership of 15% or more of the outstanding Common Stock, irrespective of whether any shares of Common Stock are acquired pursuant to such offer (the earlier of such dates referenced in clause (i) or (ii) above being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate, together with a copy of a Summary of Rights. The Rights Agreement excludes from the calculation of beneficial ownership of shares of Common Stock of a Person, any shares which such Person has the right to vote pursuant to a voting proxy provided by Management Letter Agreements and Dealer Letter Agreements (as such terms are defined in the Rights Agreement). The Rights Agreement provides that the Distribution Date may be extended by the Board of Directors prior to the expiration of either of the time periods referenced in clause (i) or (ii) above. It further provides that until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be represented by and transferred with, and only with, the Common Stock. Until the Distribution Date (or the earlier redemption or expiration of the Rights), the new Common Stock certificates issued after July 10, 1996 will contain a legend incorporating the Rights Agreement by reference and the surrender for transfer of any of the Company's Common Stock certificates, with or without the aforesaid legend or a copy of the summary of rights attached thereto, will also constitute the simultaneous transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate Rights Certificates ("Rights Certificates") will be mailed to holders of record of Common Stock at the close of business on the Distribution Date, and, thereafter, the Rights Certificates alone will evidence the Rights, and the Rights will be transferable separate and apart from the Common Stock.

         The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on May 31, 2006, unless redeemed or exchanged earlier as described below.

         If any Person (other than an Exempt Person) becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock, each holder of a Right, other than the Acquiring Person, will have the right to receive, upon payment of the Purchase Price, in lieu of Series C Preferred Stock, a number of shares of Common Stock having a market value equal to twice the Purchase Price. In lieu of issuing shares of Common Stock upon exercise of Rights, the Company may, and to the extent that insufficient shares of Common Stock are available for the exercise in full of the Rights, the Company shall, issue cash, property or other securities of the Company, or any combination thereof (which may be accompanied by a reduction in the Purchase Price) in proportion determined by the Company, so that the aggregate value received is equal to twice the Purchase Price. The Rights Agreement contains an exemption for any issuance of Common Stock by the Company directly to any person (for example, in a private placement or an acquisition by the Company in which Common Stock is used as consideration), even if that person would become the beneficial owner of 15% or more of the Common Stock, provided that such person does not acquire any additional shares of Common Stock. Notwithstanding the foregoing, after the acquisition of shares of Common Stock as described in this paragraph, Rights that are (or, under certain circumstances, Rights that were) beneficially owned by an Acquiring Person will be null and void.

         The Board of Directors may, at its option, at any time after a person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right; provided, however, the Board of Directors may not effect such exchange after the time that any Person (other than an Exempt Person) becomes the beneficial owner of 50% or more of the Common Stock then outstanding.

         Unless the Rights are redeemed earlier, if, after the Stock Acquisition Date, the Company is acquired in a merger or other business combination (in which any shares of the Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earnings power of the Company and its subsidiaries (taken as a whole) are sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision shall be made so that each holder of record of a Right will from and after that time have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company which has a market value at the time of such transaction equal to twice the Purchase Price.

         At any time after the date of the Rights Agreement until the time that a person becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which may (at the option of the Company) be paid in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors. Upon the effectiveness of any action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group may become void. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because, if the Rights would become exercisable as a result of such merger or business combination, the Board of Directors may, at its option, at any time prior to the time that any Person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.


Certain Provisions of Certificate of Incorporation and By-Laws

         The Restated Certificate of Incorporation (the "Certificate") and Amended and Restated By-Laws (the "By-Laws") of the Company and Section 203 of the Delaware General Corporation Law (the "Delaware GCL") contain certain provisions that may make the acquisition of control of the Company by means of a tender offer, open market purchase, a proxy fight or otherwise more difficult. These provisions are designed to encourage persons seeking to acquire control of the Company to negotiate with the Board of Directors. The Company believes that, as a general rule, the interests of its shareholders would be served best if any change in control results from negotiations with its Board of Directors based upon careful consideration of the proposed terms, such as price to be paid to shareholders, the form of consideration to be paid and the anticipated tax effects of the transaction.

         However, these provisions could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of the Company. To the extent that these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares or could depress the market price for the shares. Moreover, these provisions could discourage accumulation of large blocks of the Company's stock, thus depriving shareholders of any advantages that large accumulations of stock might provide. These provisions are based upon the Company's belief that such protections are important to the stability of Ethan Allen's business and its dealers' commitment to and investment in Ethan Allen and their dealerships.

         Business Combinations. Section 203 of the Delaware GCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless upon consummation of such transaction the interested stockholder owned 85% of the voting stock of the corporation outstanding at the time the transaction commenced or unless the business combination is, or the transaction in which such person became an interested stockholder was, approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in the case of affiliates and associates of the issuer, did own within the last three years) 15% or more of the corporation's voting stock.

         Article Fifth of the Certificate requires the vote of at least two-thirds of those outstanding voting shares which are held by disinterested stockholders and the approval of certain disinterested directors who are also
"continuing directors," as well as satisfaction of other procedural requirements, as preconditions to certain business combinations with a person who is the beneficial owner of 5% or more of the Company's outstanding voting stock. A person becomes an interested person when it has acquired (directly or through affiliates or associates) beneficial ownership of 5% or more of the outstanding voting shares of the Company. Article Fifth provides that the proposed business combination can only be adopted and authorized by satisfying each of the following three conditions: (1) the proposed business combination shall be approved by a majority of disinterested directors who are also "continuing directors," were directors prior to the time that the person became an interested person and constituted a majority of the Board of Directors prior to that time, (2) whether or not required by the Exchange Act, a proxy statement conforming to the requirements of that act must be mailed to the stockholders of the Company for the purpose of soliciting stockholder approval of the proposed business combination and (3) the proposed business combination must be approved by the affirmative vote of the holders of at least two-thirds of those outstanding voting shares that are not beneficially owned by interested persons or their affiliates or associates. Business combinations to which Article Fifth would apply include, subject to certain exceptions, the following transactions or series of related transactions when entered into by the Company with, or at the direction of, an interested person: (i) any merger or consolidation of the Company or any subsidiary, (ii) the sale, lease, exchange, mortgage or other disposition of all or any substantial part of the assets of the Company or any subsidiary, (iii) the issuance or transfer of any stock of the Company or any subsidiary to an interested person except by reason of exercise, exchange or conversion, pursuant to their terms, of securities beneficially owned by that person prior to the time it became an interested person or a dividend, distribution, exchange or conversion of securities which does not increase the interested person's proportionate share of any class or series of stock of the Company or any subsidiary, and (iv) any transaction resulting in an increase of the interested person's proportionate share of any class or series of stock of the Company or any subsidiary or any securities exercisable or exchangeable for or convertible into stock of the Company or any subsidiary.

         By its terms, Article Fifth and the provisions relating to Section 203 cannot be amended unless the proposed amendment, in addition to receiving any stockholder approval required under Delaware law, receives the affirmative vote of the holders of at least two-thirds of those outstanding voting shares of the Company which are held by disinterested stockholders.





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



         Classified Board of Directors and Related Provisions. The Certificate provides that the Board of Directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Company's Board of Directors will be elected each year. The classified board provision will prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual stockholders' meeting following the date the acquirer obtains the controlling interest.

         The Certificate provides that the number of directors will be up to nine. The Certificate further provides that Directors may be removed only for cause and by the affirmative vote of holders of a majority of all outstanding voting stock entitled to vote. This provision, in conjunction with the provisions of the Certificate authorizing the Board of Directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

         No Stockholder Action by Written Consent; Special Meetings. The Certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Certificate provides that, except as otherwise required by law, special meetings of the stockholders can only be called by stockholders holding at least 20% of the outstanding shares, a majority of the entire Board of Directors, the Chairman of the Board of Directors or the President. Any call for a special meeting must specify the matters to be acted upon at the meeting.

         Other Constituencies Provision. The Certificate provides that, in determining whether to take or refrain from taking any corporate action, the Board of Directors may take into account long-term as well as short-term interests of the Company and its stockholders, dealers, customers, employees, and other constituencies of the Company, including the effect on communities in which the Company does business.

         Stockholder Proposals. The By-Laws provide that, if a stockholder desires to submit a proposal at an annual or special stockholders' meeting or to nominate persons for election as Directors, the stockholder must submit written notice to the Company at least 60 days prior to the anniversary date of the prior annual meeting or within 10 days after notice of a special meeting is sent or given to stockholders by the Company. The notice must describe the proposal or nomination and set forth the name and address of, and stock held of record and beneficially by, the stockholder. Notices of stockholder proposals must set forth the reasons for conducting such business and any material interest of the stockholder in such business. Director nomination notices must set forth the name and address of the nominee, arrangements between the stockholder and the nominee and other information as would be required under Regulation 14A of the Exchange Act. The presiding officer of the meeting may refuse to acknowledge a proposal or nomination not made in compliance with the procedures contained in the By-Laws.

         The By-Laws also provide that, in order for stockholders to approve precatory proposals requesting the Board of Directors to take certain actions, a majority of the outstanding stock of the Company entitled to vote thereon (and not of the stock present at the meeting) must be voted for the proposal. The advance notice requirements regulating stockholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a stockholder proposal if the requisite procedures are not followed and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal. The requirement that precatory proposals receive approval of a majority of the outstanding shares entitled to vote rather than a majority of the shares present at a meeting will make it more difficult for stockholders to obtain the vote required to approve such proposals. As a result, the By-Law provision may discourage or deter a third party from conducting a solicitation of proxies to request the Board of Directors to take certain actions.





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Dealer Shares

         The Company sold 45,819 shares of Common Stock to Ethan Allen's dealers and distributors, and 6,667 shares to other persons from October through December 1989. Dealers and distributors who purchased shares of Common Stock entered into Dealer Letter Agreements (the "Dealer Letter Agreements"), which provide for transfer restrictions, rights of first refusal in favor of the Company in respect of proposed share transfers by dealers, and an irrevocable proxy appointing Mr. Kathwari to vote their shares. Each Dealer Letter Agreement will expire on its tenth anniversary.

Management Shares and Warrants

         The Company sold 40,385 shares of Common Stock to officers and employees of the Company from November 1989 through December 1990 (of which 33,345 shares are currently outstanding), and management warrants (the
"Management Warrants") that were exercisable for 174,956 shares (of which Management Warrants exercisable for 67,905 shares are currently outstanding). The Management Warrants are exercisable at an exercise price of $3.675 per share at any time and expire on December 31, 1999. The aggregate number of shares issuable upon exercise of the Management Warrants is also subject to adjustment for stock dividends, subdivisions, combinations and reclassification with respect to the Common Stock. All shares sold to management and Management Warrants, and any shares issued upon exercise of the Management Warrants, are subject to the terms of a management securities agreement (the "Management Letter Agreement") between each management investor and the Company. The Management Letter Agreements restrict shares of Common Stock, Management Warrants, Incentive Options and Earn-In Warrants (but not Earned Warrants) held or acquired by the management investors by providing an irrevocable proxy appointing Mr. Kathwari to vote their shares. As of March 31, 1997, all 67,905 outstanding Management Warrants were vested. Each Management Letter Agreement will expire on its tenth anniversary.

Stock Option Plans

         Management Option Plan. The Company has a Management Non-Qualified Stock Option Plan (the "Management Option Plan") authorizing the issuance of options (the "Incentive Options") to purchase up to 276,514 shares of Common Stock (of which Incentive Options exercisable for 137,727 shares are currently outstanding) to the Company's management at an exercise price of $16.50 per share. As of March 31, 1997, all 137,727 outstanding Incentive Options were vested. Incentive Options were granted under the Option Plan through March 23, 1993, and Incentive Options that were granted are exercisable through March 23, 2000.

         1992 Stock Option Plan. The Company has adopted a Stock Option Plan (the "1992 Stock Option Plan"). Under the 1992 Stock Option Plan, options and stock appreciation rights are granted for the purpose of attracting and motivating key employees and non-employee directors of the Company. The 1992 Stock Option Plan is administered by the Compensation Committee of the Board of Directors. The 1992 Stock Option Plan provides for the grant of options to purchase shares of Common Stock that are either "qualified," that is, those that satisfy the requirements of Section 422 of the Code for incentive stock options, or "nonqualified," that is, those that are not intended to satisfy the requirements of Section 422 of the Code, as well as stock appreciation rights (the "SARs") on such options. The Compensation Committee under the 1992 Stock Option Plan recommends, subject to the approval of the disinterested members of the Board of Directors, which individuals will be granted options and SARs, the number of shares to be optioned and other terms and conditions applicable to the grants. Under the terms of the 1992 Stock Option Plan, options will be at the market price of the Common Stock at the time of grant. If an option holder ceases to be an employee of the Company, the holder (or his estate) has three months to exercise his vested options, unless his termination was by reason of disability, in which case he has twelve months to exercise his vested options. The maximum number of shares of Common Stock reserved for issuance under the 1992 Stock Option Plan is 1,180,199 shares. All of the shares reserved for issuance under the 1992 Stock Option Plan have been registered on one or more Registration Statements on Form S-8. As of March 31, 1997, options exercisable for 602,650 shares have been granted under the 1992 Stock Option Plan (of which options exercisable for 547,063 shares are currently outstanding). Options granted under the 1992 Stock Option Plan become fully vested two years after the date of grant for non-employee directors and four years after the date of grant for key employees. As of March 31, 1997, 200,836 of the options were vested. Each option granted is exercisable until the earlier of ten years from the date of grant or, if a non-employee director, ninety days after such director no longer serves the Company in that capacity for any reason.

Registration Rights

         Certain investors are entitled to up to three demand registrations of shares of their Common Stock. Demand registration rights may be exercised by these investors and permitted transferees holding, and the demand registration must include, at least 500,000 shares of Common Stock (including shares which they would hold upon conversion of any other shares of stock or exercise of any warrants). A demand registration may be deferred by the Company for 60 days if the Board of Directors determines that it would have a material adverse effect on the Company.

         These investors and permitted transferees also have "piggyback" registration rights, i.e., the right to include their shares of Common Stock in any registered offering of equity securities by the Company. The Company must give each such investor and permitted transferee notice of any such proposed registration at least 390 days prior to the anticipated date for filing the registration statement for such offering. Each such investor and permitted transferee then has 20 days during which to request that the Company include in such registration shares of stock or warrants of the same class or series as the Company proposes to register. The investors holding these registration rights have agreed to waive them in connection with this offering.

         In addition, the Selling Stockholders have been granted certain registration rights by the Company in connection with the Acquisition. See "Selling Stockholders."


                              PLAN OF DISTRIBUTION

         The Shares may be sold from time to time by the Selling Stockholders. Such sales may be made on the NYSE or other exchanges (if the Common Stock is listed for trading thereon) or otherwise at prices and at terms then prevailing, at prices related to the then current market price or at negotiated prices. The Shares may be sold by any one or more of the following methods: (i) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transactions, (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account, (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers, and (iv) privately negotiated transactions.

         The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholder in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of the Shares offered by this Prospectus may not simultaneously engage in market making activities with respect to the Common Stock during any applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Rules 101, 102, 103 and 104, which provisions may limit the timing of purchases and sales of Common Stock by the Selling Stockholders.

         There can be no assurance that the Selling Stockholders will sell any or all of the Shares hereby registered. To the extent required, the Company will use its best efforts to file, during any period in which offers or sales are being made, one or more supplements to this Prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this Prospectus or any material change to such information in this Prospectus.




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


         The registration effected hereby is being effected pursuant to certain registration rights previously granted by the Company to the Selling Stockholders at the time of the Acquisition. The Company has agreed to bear all expenses (other than underwriting discounts and commissions of any underwriters, brokers, sellers or agents retained by the Selling Stockholders) in connection with the registration and sale of the Shares being offered by the Selling Stockholders.


                                  LEGAL MATTERS

         The validity of the Shares will be passed upon for the Company by Mayer, Brown & Platt, New York, New York.


                                     EXPERTS

         The annual consolidated financial statements of the Company as of June 30, 1996 and 1995 and for each of the years in the three-year period ended June 30, 1996 incorporated by reference in the Registration Statement, of which this Prospectus forms a part, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, for the periods and to the extent indicated in their report thereon, and have been so incorporated in reliance upon the authority of such firm as experts in accounting and auditing.



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